UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 4, 2021

Benefit Street Partners Realty Trust, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	000-55188	46-1406086
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation)		Identification No.)

1345 Avenue of the Americas, Suite 32A

New York, New York 10105

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 588-6770

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter)

        Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.03 Material Modifications to Rights of Security Holders.

The disclosure set forth under Item 5.03 below is incorporated herein by reference.

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers; Compensatory Arrangements Of Certain Officers.

Appointment of Capstead Directors to the Board

On October 4, 2021, the Board of Directors (the “Board”) of Benefit Street Partners Realty Trust, Inc. (the “Company”) increased the size of the Board from five to eight directors and appointed to the Board Pat Augustine, Michelle P. Goolsby and Gary Keiser, effective as of the closing date of the Company’s previously announced merger (the “Merger”) with Capstead Mortgage Corporation (“Capstead”). The closing date of the Merger is currently anticipated to occur on or about October 19, 2021.

Pursuant to the terms of the merger agreement, Capstead designated as candidates to serve on the Board Messrs. Augustine and Keiser and Ms. Goolsby, each of whom currently serve on the board of directors of Capstead, and the Board agreed to appoint each of them to the Board for a term lasting until the 2022 annual meeting of stockholders of the Company. Additionally, the Company has agreed to nominate two of the former Capstead directors to stand for election at the 2022 annual meeting of stockholders of the Company, to serve for a term until the 2023 annual meeting of stockholders of the Company.

Messrs. Augustine and Keiser and Ms. Goolsby will participate in the current director compensation arrangements applicable to the Company’s non-employee directors, which are described under “Compensation of Directors” in the Company’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 8, 2021.

None of Messrs. Augustine and Keiser or Ms. Goolsby has any direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Approval of 2021 Equity Incentive Plan

In addition, on October 4, 2021, the Board approved and adopted the Franklin BSP Realty Trust, Inc. 2021 Equity Incentive Plan (the “2021 Incentive Plan”). Pursuant to the 2021 Incentive Plan, the Company may, from time to time, grant equity awards to the Company’s directors, officers and employees (if it ever has employees), employees of the Company’s advisor, Benefit Street Partners L.L.C. (the “Advisor”) and its affiliates, or certain of the Company’s consultants, advisors or other service providers to the Company or an affiliate of the Company. The 2021 Incentive Plan, which will be administered by the Compensation Committee of the Board, is designed to provide eligible persons with an incentive to contribute to the success of the Company and to operate and manage the Company’s business in a manner that will provide for the Company’s long-term growth and profitability to benefit its stockholders and other important stakeholders, and (b) provide a means of obtaining, rewarding and retaining key personnel.

To this end, the 2021 Incentive Plan provides for the grant of awards of share options, share appreciation rights, restricted shares, restricted share units, deferred share units, unrestricted shares, dividend equivalent rights, performance shares and other performance-based awards, other equity-based awards, LTIP units and cash bonus awards. Any of these awards may, but need not, be made as performance incentives to reward the holders of such awards for the achievement of performance goals in accordance with the terms of the 2021 Incentive Plan. Each award granted under the 2021 Incentive Plan will be evidenced by an award agreement in such form or forms as may be determined by the Compensation Committee that sets forth the terms and conditions of the award.

The maximum number of shares of common stock available for issuance under the 2021 Incentive Plan is 5,500,000 shares. No grants of awards under the 2021 Incentive Plan have been made. Because benefits under the 2021 Incentive Plan are discretionary and will depend on the actions of the Compensation Committee, the performance of the Company and the value of its shares, it is not possible to determine the benefits that will be received by recipients of awards under the 2021 Incentive Plan.

The Board may amend, suspend or terminate the 2021 Incentive Plan at any time; provided that no amendment, suspension or termination may impair rights or obligations under any outstanding award without the participant’s consent or violate the 2021 Incentive Plan’s prohibition on repricing. The Company’s stockholders must approve any amendment if such approval is required under applicable law or stock exchange requirements. The stockholders also must approve any amendment that changes the no-repricing provisions of the 2021 Incentive Plan. The 2021 Incentive Plan has a term of ten years, but may be terminated earlier by the Board at any time, as described above.

The foregoing summary of the 2021 Incentive Plan does not purport to be complete and is qualified in its entirety by reference to the full text of the 2021 Incentive Plan, a copy of which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

Reverse Stock Split, Stock Dividend and Name Change

In accordance with the terms of the Capstead merger agreement, on October 6, 2021, the Company filed Articles of Amendment to the Company’s charter (the “Articles of Amendment”) with the State Department of Assessments and Taxation of Maryland (the “SDAT”) to effect (a) a Company name change and (b) a one-for-ten reverse stock split (the “Reverse Stock Split”). Pursuant to the Articles of Amendment, effective as of 9:00 a.m. eastern time on October 12, 2021, the Company’s name will change to “Franklin BSP Realty Trust, Inc.,” and effective as of the close of business on October 12, 2021, each outstanding share of the Company’s common stock, par value $0.01 per share (“Common Stock”), will automatically combine into 1/10th of a share of Common Stock. Fractional shares that are created as a result of the Reverse Stock Split will remain outstanding. As a result of the Reverse Stock Split, the number of outstanding shares of Common Stock of the Company will be reduced to approximately 4.5 million shares.

The foregoing summary of the Articles of Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Articles of Amendment, a copy of which is attached hereto as Exhibit 3.1 and incorporated herein by reference.

In addition, also on October 6, 2021 the Company filed Articles Supplementary (the “Articles Supplementary”) to the Company’s charter with the SDAT, with an effective date of October 12, 2021. The Articles Supplementary (a) reclassify 50,000,000 shares of authorized but unissued shares of Common Stock as preferred stock, $0.01 par value per share, as a result of which the Company is authorized to issue 900,000,000 shares of Common Stock and 100,000,000 shares of preferred stock under the charter, and (b) designate and classify 40,000,000 shares of preferred stock as a new series of Series F Convertible Preferred Stock (“Series F Preferred Stock”), with the rights, preferences and obligations set forth in the Articles Supplementary.

Also in accordance with the terms of the Capstead merger agreement, on October 4, 2021, the Board declared a stock dividend (the “Stock Dividend”) on the outstanding shares of Common Stock, payable at a rate of nine shares of Series F Preferred Stock for each share of Common Stock issued and outstanding following the Reverse Stock Split on October 12, 2021. The record date used to determine the list of holders of Common Stock eligible to receive the Stock Dividend (following the Reverse Stock Split) was set by the Board as October 7, 2021.

The Reverse Stock Split and Stock Dividend will result in each stockholder of Common Stock having the same economic value of equity securities in the Company as such holder did prior to the Reverse Stock Split and Stock Dividend, except that each such holder will have 10% of their holdings in Common Stock and 90% of their holdings in Series F Preferred Stock.

Terms of the Series F Preferred Stock

Pursuant to the Articles Supplementary, the Series F Preferred Stock generally provides for the rights, preferences and obligations set forth below.

The Series F Preferred Stock ranks junior to all other outstanding classes of preferred stock of Company with respect to priority in dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company. The liquidation preference of each share of Series F Preferred Stock is $2.00.

Dividends on the Series F Preferred Stock will be equal to, and will be paid at the same time as, dividends that are authorized and declared on the Common Stock. The Series F Preferred Stock will rank senior to the Common Stock with respect to the distribution of assets upon any liquidation, dissolution or winding up of the Combined Company (other than a liquidation, dissolution or winding up of the Combined Company that results in the automatic conversion of such Series F Preferred Stock into Common Stock).

Each share (or fractional share) of Series F Preferred Stock shall automatically convert into one share of Common Stock (or equivalent fractional share, as applicable) upon the earlier of (i) the six-month anniversary of the listing of the Common Stock on the New York Stock Exchange, (ii) the date approved as the conversion date by the Board following a termination of the Capstead merger agreement, (iii) three business days prior to a liquidation, dissolution or winding up of the Company in the event that the Board determines (which determination will be conclusive) that the liquidating distribution per share in respect of such converted share of Series F Preferred Stock (or fractional share) would be in an amount in excess of the liquidation preference of $2.00 per share or (iv) immediately prior to the effective time of a qualifying change of control, provided that the consideration per share payable in connection with such change in control in respect of such converted share of Series F Preferred Stock (or fractional share) is an amount in excess of the liquidation preference of $2.00.

Series F Preferred Stock has no stated maturity and is not redeemable.

Holders of the Series F Preferred Stock (voting as a single class with holders of Common Stock and other series of equity entitled to vote with the common stockholders) are entitled to vote on each matter submitted to a vote of the stockholders of the Company upon which the holders of Common Stock are entitled to vote. The number of votes applicable to a share of outstanding Series F Preferred Stock will be equal to the number of shares of Common Stock a share of Series F Preferred Stock could have been converted into as of the record date set for purposes of such stockholder vote (rounded down to the nearest whole number of shares of Common Stock). In addition, the affirmative vote of the holders of two-thirds of the outstanding shares of Series F Preferred Stock is required to take certain actions materially adverse to the holders of the Series F Preferred Stock.

The foregoing summary of the Articles Supplementary does not purport to be complete and is qualified in its entirety by reference to the full text of the Articles Supplementary, a copy of which is attached hereto as Exhibit 3.2 and incorporated herein by reference.

Amendment of Bylaws

Effective October 12, 2021, the Company amended and restated its Amended and Restated Bylaws (the “Bylaws”) to reflect the name change of the Company to “Franklin BSP Realty Trust, Inc.” A copy of the Bylaws, as amended, is attached hereto as Exhibit 3.3 and incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

EXHIBIT INDEX
Exhibit No.	Description

3.1	Articles of Amendment to the Articles of Amendment and Restatement of Benefit Street Partners Realty Trust, Inc.
3.2	Articles Supplementary of Franklin BSP Realty Trust, Inc., effective October 12, 2021, relating to Series F Convertible Preferred Stock
3.3	Amended and Restated Bylaws of Franklin BSP Realty Trust, Inc.
104.1	Cover Page Interactive Data File (embedded within the Inline XBRL document).

ADDITIONAL INFORMATION ABOUT THE MERGER

In connection with the Merger, the Company has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-258947), which was declared effective by the SEC on September 3, 2021. The registration statement includes a prospectus of the Company and a proxy statement of Capstead. Capstead and the Company also expect to file with the SEC other documents regarding the Merger.

STOCKHOLDERS OF CAPSTEAD ARE ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THESE DOCUMENTS) CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CAPSTEAD, THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS. Stockholders of the Company and Capstead may obtain free copies of the registration statement, the proxy statement/prospectus and all other documents filed or that will be filed with the SEC by Capstead or the Company at the SEC’s website at http://www.sec.gov. Copies of documents filed with the SEC by Capstead are available free of charge on Capstead’s website at http://www.capstead.com/investor-relations/financial-reports/sec-filings. Copies of documents filed with the SEC by the Company are available free of charge on the Company’s website at http://bsprealtytrust.com/investorrelations.

PARTICIPANTS IN SOLICITATION RELATING TO THE MERGER

The Company and Capstead and their respective directors and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from Capstead stockholders in respect of the proposed merger among the Company, Capstead and their respective subsidiaries.

Information about the directors and executive officers of Capstead is available in the proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on April 1, 2021. Information about directors and executive officers of the Company is available in the proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on April 8, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed merger on September 7, 2021. Stockholders of Capstead should read the proxy statement/prospectus carefully before making any voting or investment decisions. Investors may obtain free copies of these documents from the Company or Capstead using the sources indicated above.

NO OFFER OR SOLICITATION

This communication and the information contained herein does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of a proxy or of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication may be deemed to be solicitation material in respect of the proposed merger.

Disclaimer on Forward-Looking Statements

This communication contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements can generally be identified as forward-looking because they include words such as “believes,” “anticipates,” “expects,” “would,” “could,” or words of similar meaning.  Such forward-looking statements include or may relate to statements about the benefits of the proposed merger involving the Company and Capstead and statements that address operating performance, events or developments that the Company expects or anticipates will occur in the future, including but not limited to statements regarding future financial and operating results, plans, objectives, expectations and intentions, anticipated leadership and governance changes, changes to outstanding structure of the Company’s capital stock, creation of value for stockholders, operation and implementation of share repurchase programs, benefits of the proposed merger to customers, stockholders and other constituents of the combined company, the integration of the Company and Capstead, and other non-historical statements. These statements are based on the companies’ current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements; the Company can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from the Company’s expectations include, but are not limited to, the risk that the merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the failure to satisfy the conditions to the consummation of the proposed merger, including the approval of the stockholders of Capstead; risks related to the disruption of management’s attention from ongoing business operations due to the proposed merger; the availability of suitable investment or disposition opportunities; changes in interest rates; the availability and terms of financing; the impact of the COVID-19 pandemic on the operations and financial condition of each of the Company and Capstead and the industries in which they operate; general financial and economic conditions, which may be affected by government responses to the COVID-19 pandemic; market conditions; legislative and regulatory changes that could adversely affect the business of the Company or Capstead; and other factors, including those set forth in the section entitled “Risk Factors” in the proxy statement/prospectus, the Company’s and Capstead’s most recent Annual Reports on Form 10-K, as amended, and Quarterly Reports on Form 10-Q filed with the SEC, and other reports filed by the Company and Capstead with the SEC, copies of which are available on the SEC’s website, www.sec.gov. Forward-looking statements are not guarantees of performance or results and speak only as of the date such statements are made. Except as required by law, neither the Company nor Capstead undertakes any obligation to update or revise any forward-looking statement in this communication, whether to reflect new information, future events, changes in assumptions or circumstances or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BENEFIT STREET PARTNERS REALTY TRUST, INC.

By:	/s/ Jerome S. Baglien
Name:	Jerome S. Baglien
Title:	Chief Financial Officer and Treasurer

Date: October 8, 2021